Comjoyful International Company

J4-2-12, Diplomatic Residence Compound,

No.1 Xiushui Street, JianguomenWai,

Chaoyang District, Beijing 100600, China

June 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Re:	Comjoyful International Company
Amendment No. 2 to Form 8-K
Filed May 9, 2014
File No. 000-08299

Ladies and Gentlemen:

Comjoyful International Company (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated May 19, 2014 (the “Comment Letter”), regarding the Commission’s review of the Company’s Amendment No. 2 to Form 8-K filed on May 9, 2014 (the “8-K”). The Comment Letter requests that the Company respond within ten (10) business days from the date thereof or inform the Staff when the Company would provide a response. The Company and its auditors are in the process of finalizing the response and the amendment to the 8-K. In order to accurately address the Staff’s accounting comments, the Company respectfully requests an additional extension until June 17, 2014 to respond the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than June 17, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at +86 10 8589 2903. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,
/s/Yazhong Liao
Name: Yazhong Liao
Title: Chief Executive Officer and President

cc:	Lawrence Venick, Loeb & Loeb LLP